Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Forma Therapeutics Holdings, Inc.

500 Arsenal Street, Suite 100

Watertown, Massachusetts 02472

Telephone: (617) 679-1970

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

May 29, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Forma Therapeutics Holdings, Inc.

Registration Statement on Form S-1

File No. 333-238783

CIK No. 0001538927

Rule 83 Confidential Treatment Request by Forma Therapeutics Holdings, Inc.

Ladies and Gentlemen:

On behalf of Forma Therapeutics Holdings, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 5, 2020 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.

May 29, 2020

April 8, 2020, resubmitted to the Commission on May 6, 2020 and May 15, 2020 and subsequently publicly filed by the Company with the Commission on May 29, 2020 (File No. 333-238783) (the “Registration Statement”), we submit this supplemental letter to further address comment 12 of the Original Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Jeannette Potts, EVP, General Counsel, Forma Therapeutics Holdings, Inc., 500 Arsenal Street, Suite 100, Watertown, Massachusetts 02472 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

12.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.

May 29, 2020

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of November 12, 2019, December 18, 2019, and March 15, 2020. There were no equity grants between November 27, 2018 and November 12, 2019 nor were there any third-party valuations obtained in the fiscal year ending December 31, 2019 prior to November 12, 2019. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using either the probability-weighted expected return method (“PWERM”) or the hybrid method, both of which used market approaches to estimate our enterprise value. The hybrid method is a hybrid between the PWERM and the option-pricing method (“OPM”), estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value in at least one scenario.

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.

May 29, 2020

The PWERM involves a forward-looking analysis of the potential future outcomes available to the enterprise, the estimation of future value and present value under each outcome, and the application of a probability factor to each outcome as of the valuation date. Unlike the PWERM, the OPM begins with the current equity value and estimates the future distribution of outcomes using a lognormal distribution around that current value. The OPM treats common and preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preference of the preferred stock. In the PWERM and the OPM, a discount for lack of marketability (“DLOM”) is applied to the value indicated for the common stock.

The Company’s third-party valuation as of November 12, 2019, which was used, in part, by the Company’s Board to determine the fair value of the Company’s common stock as of the grant date of each option award granted on November 21, 2019, considered three scenarios: a remain-private scenario in which the Company completed a Series D financing, a remain-private scenario in which the Company did not complete a Series D financing, and an IPO scenario. In the remain-private scenarios, equity value was allocated using the OPM, while in the IPO scenario, conversion of the preferred stock to common stock is assumed.

The Company’s third-party valuation as of December 18, 2019 (the “December 2019 Valuation”), which was used, in part, by the Company’s Board to determine the fair value of the Company’s common stock as of the grant date of each option award granted on February 12, 2020 and February 24, 2020 considered two scenarios: a remain-private scenario and an IPO scenario. In the remain-private scenario, equity value was allocated using the OPM, while in the IPO scenario, equity value was allocated using the PWERM. The December 2019 Valuation also took into account the closing of the Company’s Series D preferred stock financing on December 18, 2019 with proceeds to the Company of $100 million.

The Company’s third party valuation as of March 15, 2020 (the “March 2020 Valuation”), which was used, in part, by the Company’s Board to determine the fair value of the Company’s stock as of the grant date of each option award granted on April 1, 2020 and April 20, 2020, considered a PWERM with the following scenarios: a “scheduled” IPO (assuming the closing of an IPO in the second quarter of 2020), a “delayed” IPO (assuming the closing of an IPO at the end of the first quarter of 2021), a sale of the company, and a remain-private scenario. The equity value of the Company in each future-event scenario was determined using the market approach based on the guideline public company method or the pricing of our Series D preferred stock offering. In the IPO scenarios, conversion of the preferred shares to common stock was assumed. In the sale and remain-private scenarios, value was allocated according to the preferred liquidation preference and conversion rights. In the Company’s valuations dated November 12, 2019 and December 18, 2019, value is calibrated to the expected or actual price received for the issuance of our Series D preferred stock in a market transaction. The scenarios and values considered in our March 15, 2020 appraisal were based on the Company’s assessment of its development pipeline and market conditions at

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.

May 29, 2020

that time. The DLOM applied to the common value was estimated using a put option analysis. Key assumptions used by the Company in its most recent valuations were as follows:

	IPO Scenarios		Remain Private Scenario		Sale Scenario
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Share of Common Stock
November 12, 2019	20%	0%	80%	21%	N/A	N/A	$1.18
December 18, 2019	20%	0%	80%	18%	N/A	N/A	$1.27
March 15, 2020	45%[1]	10%[2]	45%	N/A	10%	20%	$1.28

The principal factor contributing to the increase in the fair value of common stock from the November 12, 2019 valuation to the December 18, 2019 valuation was the completion of the Company’s Series D preferred stock financing with proceeds to the Company of $100 million. As of the November 12, 2019 and December 18, 2019 appraisal dates, we estimated the probability of completing an IPO within one year as 20 percent based on conversations with our Board and outside advisors taking into account all relevant factors as of that date.

The principal factor contributing to the nominal increase in the fair value of common stock, of $0.01 per share, from the December 2019 Valuation to the March 2020 Valuation was the increase in the probability weighting of the IPO scenarios to 45 percent, which was offset by a scenario which assumes we do not succeed in completing the IPO or sale of the Company. The increase in the probability weighting of the IPO scenarios was principally due to (i) the Company holding an organizational meeting on March 3, 2020 with underwriters to launch the process of preparing for an IPO and (ii) the Company’s expectation that market conditions would remain favorable to support an IPO in the near term. Other factors that counterweighed the potential increase in the fair value of common stock from the December 2019 Valuation to the March 2020 Valuation included broad U.S. and worldwide market volatility, uncertainty around investor interest in public offerings, expected rise in unemployment rates, unsettled debt financing markets, and uncertainty regarding the Company’s ability to execute on its operational and financing plans in light of work from home orders, macroeconomic conditions, and other risks and uncertainties applicable to clinical stage biotechnology companies in the face of COVID-19 and its wide-ranging ramifications.

[1]	Note that the March 2020 Valuation considered both a “scheduled” IPO scenario and a “delayed” IPO scenario to which it allocated probability weighting of 20% and 25%, respectively.
[2]

Note that the March 2020 Valuation allocated a 0% DLOM in the “scheduled” IPO scenario, and a 20% DLOM in the “delayed” IPO scenario. The resulting 10% DLOM reflects the probability-based weighted average of these inputs.

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.

May 29, 2020

The Board relied, in part, on the results of (i) the November 12, 2019 valuation in its determination of the fair value of common stock of $1.18 per share as of November 12, 2019, (ii) the December 18, 2019 valuation in its determination of the fair value of common stock of $1.27 per share as of December 18, 2019 and (iii) March 15, 2020 valuation in its determination of the fair value of common stock of $1.28 per share as of March 15, 2020, when it granted options to employees. Between March 15, 2020 and April 20, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. On April 20, 2020, the Board granted 200,000 options to purchase shares of common stock to certain employees with a fair value of $1.28 per share of common stock pursuant to the March 2020 Valuation. The Board determined that the fair value of common stock as of April 20, 2020 remained at $1.28 per share because the Company (i) had only held four out of the more than fifty (50) testing-the-waters (“TTW”) meetings the Company held in total, receiving limited feedback based on those four meetings and (ii) had not yet held valuation discussions with the underwriters regarding its common stock. As a result, the Board determined that the fair value of the Company’s common stock remained $1.28 per share from March 15, 2020 to April 20, 2020. Subsequent to April 20, 2020, following additional discussions with its Board and investors, the receipt of additional data from its ongoing single dose study of FT-4202 for the treatment of sickle cell disease (“SCD”), and receiving initial feedback form its underwriters based on initial TTW meetings indicating the viability of a public offering despite COVID-19 related market disruptions, the Company ceased relying on the March 2020 Valuation. See, e.g., the section entitled “Executive Compensation—Equity Grants in Connection with our Initial Public Offering” appearing in the Registration Statement.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to May 26, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.

May 29, 2020

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of April 20, 2020 of $1.28 per share, which does not reflect the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to April 20, 2020, the date of the Company’s most recent determination of the fair value of its common stock in reliance on, among other things, the March 2020 Valuation.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the March 2020 valuation, the probability weighting of the IPO scenarios was 45%. If the Company had instead applied a weighting of 100% to the scheduled IPO scenario, the fair value of the Company’s common stock in the March 2020 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money ) as of March 15, 2020.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the March 2020 valuation.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock and enterprise junior stock. The Company’s preferred stock currently has economic rights and preferences over the Company’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock, with a majority of that amount payable to the holders of Series D preferred stock on a senior basis and who, as a class, control a number of key preferred stockholder amendment, waiver and approval provisions under the Company’s existing certificate of incorporation. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.

May 29, 2020

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of March 15, 2020, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

Since April 20, 2020, the Company has taken several steps towards the completion of an IPO, including (i) receiving an initial comment letter from the SEC which presented no significant disclosure, accounting or other issues and which solidified the viability of executing an IPO in the second quarter of 2020; (ii) holding TTW meetings with potential investors, (iii) drafting and confidentially submitting amendments to the Registration Statement to the Commission on May 6, 2020 and May 15, 2020; and (iv) on advice of outside advisors and after full deliberation by the Company’s board of directors, publicly filing the Registration Statement with the Commission on May 29, 2020.

•

On April 17, 2020, the Company held four out of the more than fifty (50) TTW meetings the Company has held to date. After April 20, 2020, the Company held all of its remaining TTW meetings, at which the Company gauged preliminary and non-binding interest in a potential public offering from potential investors. Further positive feedback from potential investors was received through the underwriters following April 20, 2020, such that the Company determined that a potential public offering was a viable financing strategy despite unrest and instability in the financial markets.

•

Since April 20, 2020, the Company made further progress in the advancement of its lead development programs and the execution of its business strategies, including continuing to progress its product candidates. Specifically, in May 2020 the Company reported data from a single dose cohort in its multi-center, placebo-controlled Phase I clinical trial of FT-4202 in SCD patients and is scheduled to present the complete results of this trial at the European Hematology Association in early June 2020. In addition, the U.S. Food and Drug Administration (“FDA”) cleared the Company’s investigational new drug application for its product candidate, FT-7051, in April 2020 which permits it to begin clinical trials. Furthermore, in May 2020, the Company announced initial data from its ongoing Phase 1b/2 clinical trial of olutasidenib in patients with relapsed/refractory IDH1 mutant solid tumors.

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.

May 29, 2020

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

•

Other biotechnology companies at a similar stage of development and of a similar size have consummated initial public offerings on favorable terms and with successful aftermarket performance, including Lyra Therapeutics, Inc., ADC Therapeutics SA and ORIC Pharmaceuticals, Inc. In addition, other biotechnology companies at a similar stage of development and of a similar size have consummated equity offerings on favorable terms, including Moderna, Inc., MyoKardia Inc. and bluebird bio, Inc., among others.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Equity-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.

May 29, 2020

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1329 or Sarah Ashfaq at (212) 459-7238.

Respectfully submitted,

GOODWIN PROCTER LLP

By:	/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera, Esq.

cc:	Frank D. Lee, Forma Therapeutics Holdings, Inc.

Jeannette Potts, Forma Therapeutics Holdings, Inc.

Todd Shegog, Forma Therapeutics Holdings, Inc.

William D. Collins, Goodwin Procter LLP

Sarah Ashfaq, Goodwin Procter LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

CONFIDENTIAL TREATMENT REQUESTED BY

FORMA THERAPEUTICS HOLDINGS, INC.